BB

04004051

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 2 2004 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-27154

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Equity Group, Inc. (formerly

Prudential Equity Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One New York Plaza
(No. and Street)

New York	New York	10292-0128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James P. McCormack — 212-778-4587
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Prudential Equity Group, Inc. and Subsidiaries

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Prudential Equity Group, Inc. and Subsidiaries:

In our opinion, based on our audit and the report of other auditors, the accompanying consolidated statement of financial condition present fairly, in all material respects, the financial position of Prudential Equity Group, Inc. and Subsidiaries (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statements based on our audit. We did not audit the financial statements of Wachovia Securities Financial Holdings, LLC (the "Venture"), a venture formed on July 1, 2003 by and between Wachovia Corporation and Prudential Financial, Inc. an equity method investee of which the Company has a 36% ownership interest. The Company's consolidated financial statements include an investment in the Venture of approximately $1.1 billion as of December 31, 2003. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the Venture, is based solely on the report of the other auditors. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 7 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation", as of January 1, 2003.

PricewaterhouseCoopers LLP

March 1, 2004

Consolidated Statement of Financial Condition
December 31, 2003 (in thousands, except share data)

Assets	
Cash and cash equivalents	$ 145,479
Cash and securities segregated under federal and other regulations	1,316,376
Securities purchased under agreements to resell	213,933
Receivable from brokers, dealers and clearing organizations	166,836
Receivable from clients	58,492
Financial instruments owned, at fair value:	
Mortgage-backed and asset-backed debt	720,585
Commercial paper and certificates of deposit	229,087
Equity and convertible debt	100,985
Other	8,232
Investment in WSFH	1,075,528
Other assets	381,584
	$4,417,117
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 213,933
Payable to brokers, dealers and clearing organizations	163,352
Payable to clients	1,348,970
Financial instruments sold, but not yet purchased, at fair value:	
Equity and convertible debt	40,369
Other	1,775
Due to affiliates	292,646
Accrued expenses and other liabilities	473,851
	2,534,896
Stockholder's Equity	
Preferred stock, $1 par value (1,000 shares authorized, none outstanding)	—
Common stock, $1 par value and additional paid-in capital (2,000 shares authorized, 493.47 shares issued and outstanding)	2,289,649
Accumulated deficit	(398,904)
Accumulated other comprehensive income	—
Unearned compensation	(8,524)
Total Stockholder's Equity	1,882,221
	$4,417,117

The accompanying notes are an integral part of this consolidated financial statement.

(in thousands, except where noted)

1. Summary of Significant Accounting Policies

The Consolidated Statement of Financial Condition includes the accounts of Prudential Equity Group, Inc. and its subsidiaries (the "Company"), formerly known as Prudential Securities Incorporated and subsidiaries. The Company is a wholly-owned subsidiary of Prudential Securities Group Inc. (the "Parent"). The Parent is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). All material intercompany balances and transactions are eliminated in consolidation. The principal business of the Company is to provide equity research, sales and trading services to institutions in the United States, Europe and Japan that invest in U.S. equity securities and engage in commodities brokerage.

The Company has an Investment in Wachovia Securities Financial Holdings, LLC ("WSFH") which is accounted for under the equity method; periods prior to July 1, 2003 reflect the results of the Company's former independent securities brokerage operations on a fully consolidated basis. Refer to Footnote 5 for further information.

Proprietary securities and commodities transactions, commission revenues and related expenses are recorded on a trade date basis. Client transactions are recorded on a settlement date basis.

Cash equivalents are short-term interest-earning deposits.

Other assets consist primarily of a note receivable from an affiliate, office equipment and leasehold improvements and prepaid expenses. The note receivable from an affiliate is $261,500 with adjustable one month term resets. Interest rates on the note are based on the affiliate's cost of funds and is reset monthly based on LIBOR. Office equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Accrued expenses and other liabilities consists primarily of legal reserves, trade payables, and accrued compensation.

In the ordinary course of business, the Company participates in a variety of financial transactions and administrative services with its Parent and affiliates as described in Notes 5, 6, and 8.

In June 2003, the Company's Parent assumed subordinated debt of $1,075,000, short-term debt of $120,000 and certain liabilities of $11,771 in exchange for an equity capital contribution of $1,206,771.

The Company accepts collateral that can be sold or repledged. At December 31, 2003, the fair value of this collateral was approximately $214 million. The source of this collateral is reverse repurchase agreements. The fair value of collateral which had been sold or repledged at December 31, 2003 was approximately $214 million.

In December 2003, the Financial Accounting Standards Board ("FASB") revised Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities", which was originally issued in January 2003. FIN No. 46 addresses whether certain types of entities, referred to as variable interest entities ("VIEs"), should be consolidated in a company's financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns), or (2) lacks sufficient equity to finance its own activities without financial support provided by other

(in thousands, except where noted)

entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. The Company adopted the Interpretation for relationships with VIEs that began on or after February 1, 2003, and on December 31, 2003 adopted the revised guidance for all relationships with VIEs that are special purpose entities ("SPEs"). The Company will implement the revised guidance to relationships with potential VIEs that are not SPEs as of March 31, 2004. The transition to the revised guidance for SPEs as of December 31, 2003 resulted in the deconsolidation of assets and liabilities totaling $375 million of a previously consolidated SPE. The deconsolidation had no effect on the Company's results of operations or cash flows. The Company does not believe the transition to the revised guidance on March 31, 2004, will have a material effect on the Company's consolidated financial position.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. Cash and Securities Segregated Under Federal and Other Regulations

The Company has segregated assets in cash or other qualified securities totaling $1,316,376 at December 31, 2003 under the Commodity Exchange Act and other regulatory requirements representing primarily funds deposited by customers and funds accruing to customers as a result of trades or contracts.

At December 31, 2003, cash of $15 million has been segregated in a special reserve bank account for the benefit of non-regulated non-broker-dealer commodity affiliates under Rule 15c3-3 of the Securities and Exchange Commission. The amount held on deposit is included in the Consolidated Statement of Financial Condition under Cash and securities segregated under federal and other regulations.

3. Resale and Repurchase Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are carried at their contract amounts plus accrued interest.

It is Company policy to take possession or control of securities purchased under agreements to resell and to value the securities daily. To ensure the market value of the underlying collateral remains sufficient to protect against credit risk, additional collateral is obtained when deemed appropriate.

4. Financial Instruments Owned and Financial Instruments Sold But Not Yet Purchased

Financial instruments owned and financial instruments sold but not yet purchased are recorded on a trade date basis and are carried at fair value. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices for related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

(in thousands, except where noted)

5. Investment in WSFH

On July 1, 2003, pursuant to the Retail Brokerage Company Formation Agreement dated as of February 19, 2003, as amended by Amendment No. 1 thereto dated as of July 1, 2003 (the "Formation Agreement"), between Prudential and Wachovia Corporation ("Wachovia"), Prudential and Wachovia combined their respective retail securities brokerage and clearing operations under a new firm, Wachovia Securities Financial Holdings, LLC ("WSFH"), headquartered in Richmond, Virginia. The Company has a 36% ownership interest in the new firm, its Parent has a 2% interest and Wachovia, indirectly through subsidiaries, owns the remaining 62%. The transaction included certain assets and liabilities of the Company's securities brokerage operations but did not include its equity sales, trading and research operations. As part of the transaction the Company retained certain assets and liabilities related to the contributed businesses, including liabilities for litigation and regulatory matters. The Company has accounted for this transaction as a nonmonetary transaction in accordance with Accounting Principles Board ("APB") No. 29 "Accounting for Nonmonetary Transactions".

The Company received cash distributions based upon its equity interest in WSFH of approximately $25 million for the year ended December 31, 2003.

Summarized financial information as of December 31, 2003 for WSFH is as follows:

Financial condition information	
Total assets	$22,079,000
Total liabilities	19,401,000
Total members capital	2,678,000

6. Income Taxes

The Company, its Parent and domestic subsidiaries are members of a group of affiliated companies which join in filing a consolidated federal income tax return and certain combined and unitary state and local tax returns. In addition, the Company files separate state and local tax returns.

Pursuant to the tax allocation arrangements, total federal and state and local tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are included in the consolidated federal and state and local tax provisions. Total allocated federal, state and local taxes are paid to, or received from, the Parent and therefore deferred taxes are not provided. At December 31, 2003, the Company has taxes payable to the Parent of $86.569.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less than the greater of (a) the minimum dollar net capital requirement of a reporting broker or dealer, or (b) 4% of the funds required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2003, the Company has net capital of $474,991, which is $424,781 in excess of the minimum required net capital.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

(in thousands, except where noted)

8. Benefit Plans

Pension Plans

Substantially all of the Company's employees participate in a defined benefit pension plan sponsored by Prudential.

The Supplemental Retirement Plan, Retirement Accumulation Plan and General Partners plans were defined benefit plans primarily for former employees. On July 1, a Rabbi Trust (the "Trust") was created and funded with assets to pay benefits under these plans. Prudential consolidates the Trust in its financial statements.

Other Postretirement Benefits

For the six months ended June 30, 2003, the Company provided for certain health care and life insurance benefits for eligible retired employees. Pursuant to the Formation Agreement, these benefits and related benefit obligations for former employees were contributed to WSFH. The benefits and the related benefit obligations for active employees not moving to WSFH were transferred to Prudential and funded with cash therefore, no benefit obligation exists at December 31, 2003.

Stock-Based Compensation

In 2003, Prudential issued stock-based compensation including stock options, restricted stock, restricted stock units and performance shares. Effective January 1, 2003, Prudential and the Company changed its accounting for employee stock options to adopt the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," as amended, prospectively for all new awards granted to employees on or after January 1, 2003. Accordingly, the Consolidated Statement of Financial Condition at December 31, 2003, includes a reduction of $8,524 in equity for deferred compensation associated with restricted stock issued by Prudential to certain employee and non-employees of the Company. Prior to January 1, 2003, Prudential and the Company accounted for employee stock options using the intrinsic valued method of APB No. 25 "Accounting for Stock Issued to Employees," and related interpretations. Under this method, Prudential and the Company did not recognize any stock-based compensation costs as all options granted had an exercise price equal to the market value of Prudential's Common Stock on the date of grant.

9. Derivatives and Financial Instruments with Off-Balance Sheet Risk

Financial instruments with off-balance sheet risk include financial instruments sold but not yet purchased and certain derivative financial instruments.

Financial instruments sold but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments at prevailing market prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation may exceed the amount recognized in the Consolidated Statement of Financial Condition.

The Company enters into various transactions involving derivatives including financial futures contracts, forward contracts, exchange-traded and over the counter options, and swaps. These derivative instruments are held for trading purposes, which include meeting the needs of clients

and hedging proprietary trading activities, and are subject to varying degrees of market and credit risk. Financial futures contracts represent standardized exchange-traded agreements to receive or deliver a specified financial instrument at a specified future date and price. Forward contracts represent an agreement to receive or deliver a specified financial instrument at a specified future date and price. An option contract provides the option purchaser with the right but not the obligation to buy or sell the underlying security. The option writer is obligated to sell or buy the underlying security if the option purchaser chooses to exercise. Interest rate swaps involve the exchange of payments based upon fixed or floating rates applied to a notional amount.

The timing of cash receipts and payments on these financial instruments is determined by contractual agreement. The fair values associated with these instruments can vary depending upon movements in the price of an underlying asset or index.

The Company's derivative positions are valued daily. Quoted market prices are used when available while over-the-counter derivative financial instruments, principally forwards, options, and swaps are valued based on the present value of estimated future cash flows that would be received from or paid to a third party in settlement of these derivative contracts. Values are affected by changes in interest rates, currency exchange rates and credit spreads, market volatility and liquidity. Many derivative financial instruments contain off-balance sheet risk as changes in market values may result in losses in excess of the amount recognized in the Consolidated Statement of Financial Condition.

Set forth below are the gross contract or notional amounts of purchases and sales of the Company's outstanding off-balance sheet derivatives held or issued for trading purposes. These amounts are not reflected in the Consolidated Statement of Financial Condition and are indicative only of the volume of activity in the particular class of financial instrument at December 31, 2003. They do not represent amounts subject to overall market risk and in many cases, limit the Company's overall exposure to market losses by hedging other on- and off-balance sheet transactions. At December 31, 2003, the gross notional or contract amounts of purchases and sales of these instruments are as follows (in millions):

Forward foreign currency contracts	$18,062
Futures contracts	1,143
Options and Interest Rate Swaps	67
Total	$19,272

These derivative financial instruments are generally short-term in duration, with approximately $19.1 billion of notional or contract amounts maturing within one year of which approximately $17.2 billion mature within three months.

The fair values of derivative financial instruments at December 31, 2003 are as follows (in millions):

	December 31, 2003	
	Assets	Liabilities
Forward contracts	$325	$316
Futures contracts	7	18
Options and Interest Rate Swaps	3	2

The Company records any unrealized gains and losses on its derivative contracts used in a trading capacity by marking-to-market the contracts on a daily basis. The unrealized gain or loss is recorded in the Consolidated Statement of Financial Condition with the related profit or loss reflected in revenues.

The Company's risk of loss in the event of counterparty default is limited to the current fair value or replacement cost on contracts in which the Company has recorded an unrealized gain. These amounts are reflected as assets in the Company's Consolidated Statement of Financial Condition. The amount of the on-balance sheet counterparty credit exposure which is represented by the replacement cost of trading derivatives in a gain position is $2 million at December 31, 2003, after offsets for netting and collateral. At December 31, 2003, 11% of such exposures were with investment grade (AAA to BBB) counterparties.

Exchange traded financial instruments such as futures contracts and certain options generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges which are settled in cash on a daily basis, thereby minimizing credit risk. Options written do not expose the Company to counterparty credit risk since the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the underlying security, commodity, currency or index.

10. Risk Management

Transactions involving derivative and non-derivative financial instruments involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis through a variety of reporting and control procedures.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity or commodity prices, foreign currency exchange rates and other market factors. The Company employs a variety of methods to monitor its market risk profile. The senior management of each business group is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company also has a risk management group which reviews the Company's risk profile and aids in setting and monitoring risk management policies of the Company.

Market risk modeling is based on estimating loss exposure through scenario analysis and stress testing. These results are compared to established limits and exceptions are subject to review and approval by senior management. Other market risk control procedures include reviewing traders' marks and regular meetings between the senior management of the business groups and the risk management group.

Credit Risk in Proprietary Transactions

Counterparties to the Company's proprietary trading and hedging activities are primarily transacted with financial institutions including brokers and dealers, banks, and institutional

clients. Credit losses could arise should counterparties fail to perform under the terms of the contracts and the value of collateral, to the extent there is any, proves inadequate. The Company manages credit risk by dealing with creditworthy counterparties, monitoring net exposure to individual counterparties, monitoring compliance with established credit limits on a daily basis, and obtaining collateral where appropriate.

Credit Risk in Client Activities
Client transactions are entered into on either a cash or margin basis. In a margin transaction, the Company extends credit to a client which is collateralized by cash and securities in the client's account. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Pursuant to such procedures and guidelines, the Company requires clients to deposit additional collateral or reduce positions when necessary. Market declines could, however, reduce the value of any non-cash collateral below the principal amount loaned plus accrued interest before the collateral can be sold.

In the normal course of business, the Company's activities include trade execution of institutional client securities and commodities transactions and settlement of commodities transactions. These activities may expose the Company to risk arising from price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In accordance with industry practice, client trades are recorded on a settlement date basis, which is generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

The Company uses resale and repurchase agreements to facilitate settlement processes and to meet customer needs. Under these agreements and transactions the Company either receives or provides collateral, generally cash or securities. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. At December 31, 2003, the market value of securities sold under agreements to repurchase approximated the amounts due or collateral obtained.

Concentrations of Credit Risk
Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. In its trade facilitation activities, the Company is actively involved in securities brokerage and trading with a broad range of institutional investors.

The Company's most significant industry concentration, which arises within its normal course of business activities, is financial institutions which include other brokers and dealers, commercial

(in thousands, except where noted)

banks and institutional clients. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' abilities to satisfy their obligations to the Company. From time to time the Company may have significant exposure to specific counterparties, but monitors and manages its exposure and seeks to control its concentration of credit risk through a variety of reporting and control procedures described in preceding discussions of market and credit risk.

11. Commitments and Contingencies

Lease

In accordance with the Formation Agreement, substantial home office space and related lease agreements were contributed to WSFH. The Company leases back space in the home office from WSFH for the remaining businesses. The Company leases office space and communications and data processing equipment under noncancelable agreements expiring at various dates through the year 2015.

At December 31, 2003, the aggregate minimum rentals (net of sublease income) due under noncancelable operating leases are as follows:

2004	$ 16,781
2005	16,212
2006	15,686
2007	15,183
2008	13,376
Thereafter	64,283
	$141,521

Certain occupancy leases are subject to escalation or reduction based on specified costs incurred by the landlord.

Letters of Credit and Guarantees

In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 expands existing accounting guidance and disclosure requirements for certain guarantees and requires the recognition of a liability for the fair value of certain types of guarantees upon issuance.

At December 31, 2003, the Company has obtained letters of credit and bank guarantees amounting to $12,000 principally to satisfy margin requirements of clearing organizations and exchanges.

In addition, a guarantee obligation has been recorded by the Company at December 31, 2003 in the amount of approximately $40 million. This guarantee obligation arose upon the formation of

(in thousands, except where noted)

WSFH whereby the terms of the transaction were to include an adjustment to the fee structure of customer money market mutual fund investments. This fee structure adjustment was postponed and as a result, the Company has guaranteed to compensate WSFH for the resulting revenue shortfall. The guarantee is calculated by a fixed formula which is based upon an Agreement with an approximate term extending until June 30, 2004 and has no limitation to the maximum potential future payments under the guarantee.

Litigation

A joint venture in which the Company is a participant brought an arbitration claim against Kyocera Corporation ("Kyocera") alleging, among other things, claims of breach of contract relating to the manufacture and distribution of computer disk drives. The arbitration panel decided in favor of the claimants. In December 2003, the case was settled. The Company's share of the settlement was $261.5 million.

In October 2002, a jury in an action in Ohio state court returned a verdict of $11.7 million in compensatory damages and $250 million in punitive damages against the Company. The verdict was returned in a class action against the Company and a former financial advisor, who was alleged to have transferred, without authorization, his clients' equity mutual funds into fixed income mutual funds in October 1998. In July 2003, the court entered judgment in the amount of $269.2 million, which included interest and attorneys' fees on the jury verdict. The Company has appealed the judgment.

Prudential has received formal requests for information from regulators and governmental authorities relating to the purchase and sale of mutual fund shares and, in some cases, variable annuities. The regulators and authorities include, among others, the Securities and Exchange Commission, the NYSE, the NASD, the New Jersey Bureau of Securities, the State of New York Attorney General's Office, the United States Attorney, District of Massachusetts ("USAM") and the Securities Division of Massachusetts Secretary of the Commonwealth (the "MSD"). Prudential is cooperating with all such inquiries and is conducting its own internal review.

The MSD has filed an administrative complaint against three former brokers and two former managers of a branch office located in Boston, MA (the "Boston Branch") of the Company's former securities brokerage operations, alleging violations of state securities laws. The Securities and Exchange Commission has filed a similar civil action against five former brokers and one former manager of the Boston Branch in Massachusetts federal court. The Company is not a party to these actions. In addition, Prudential has received subpoenas from the USAM for documents pertaining to the purchase and sale of mutual fund shares and certain former brokers of the Company and their supervisors. The MSD has filed an administrative complaint against the Company alleging that the Company knew or should have known about alleged deceptive market timing and late trading in mutual funds in the Boston Branch, failed reasonably to supervise the conduct of the brokers in the Boston Branch and failed to implement controls designed to prevent and detect violations of Massachusetts securities law.

These matters could result in modifications of the Company's internal supervisory and control procedures and could lead to regulatory proceedings that result in fines or other sanctions. Because of the complexity and scope of the internal review and the uncertainties of potential regulatory proceedings and civil litigation, the Company is unable to estimate its ultimate exposure at this time.

Various lawsuits against the Company have arisen in the normal course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought. In the opinion of management, after consideration of applicable accruals, the ultimate liability for litigation will not have a material adverse effect on the Company's financial condition.

12. Fair Value Disclosure

Financial instruments recorded at market or fair value and financial instruments recorded at amounts that approximate market or fair value represent substantially all of the Company's total recorded assets and liabilities at December 31, 2003.

13. Subsequent event

Effective February 2, 2004, Prudential Equity Group, Inc. converted into a Delaware limited liability company, changing its name to "Prudential Equity Group, LLC".

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors
On Internal Control Required by SEC Rule 17a-5
and CFTC Regulation 1.16

To the Board of Directors
and Stockholder of
Prudential Equity Group, Inc. and Subsidiaries :

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Prudential Equity Group, Inc. and Subsidiaries (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3, from July 1, 2003 to December 31, 2003.
3. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
5. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Because the Company did not carry securities accounts for customers or perform custodial functions related to customer securities from July 1, 2003 to December 31, 2003, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those

practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc.; and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2004